Mail Stop 3561

March 8, 2010

Elizabeth McLaughlin, Chief Executive Officer
Hot Topic, Inc.
18305 E. San Jose Avenue
City of Industry, California 91748

 RE: **Hot Topic, Inc.**
   Form 10-K FYE 01/31/09
   Filed March 24, 2009
   File No. 0-28784

Dear Ms. McLaughlin:

 We have completed our review of your filing and have no further comments at
this time.

 Sincerely,

 John Reynolds,
 Assistant Director